Form 40-17(g)
        Filed Pursuant to SEC Rule 17g-1(g)

December 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Keating Capital, Inc. – SEC File. No. 000-53504
Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Keating Capital, Inc. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

1.
a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid; and

2.	a copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (720) 889-0139.

Very truly yours,

KEATING CAPITAL, INC.

/s/Frederic M. Schweiger
Frederic M. Schweiger
Secretary

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Frederic M. Schweiger, Secretary of Keating Capital Inc., a Maryland corporation (the “Company”), does hereby certify that:

1.
This certificate is being delivered to the U.S. Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.
Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period August 28, 2013 to August 28, 2014.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 9th day of December, 2013.

/s/ Frederic M. Schweiger
Frederic M. Schweiger
Secretary

Exhibit A

APPROVAL OF FIDELITY BOND
_________________

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, requires a business development company (“BDC”), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of a BDC who may singly, or jointly with others, have access to the securities or funds of a BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of directors who are not “interested persons” of a BDC, as such term is defined under the 1940 Act (the “Non-Interested Directors”), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, to be issued by National Union Fire Insurance Company of Pittsburgh, Pa. (AIG),  having an aggregate coverage of $750,000 (the “Fidelity Bond”) is reasonable, and the Fidelity Bond be, and hereby is, approved by the Board and each of the Non-Interested Directors; and

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions to have the Fidelity Bond issued, to provide and maintain the Fidelity Bond on behalf of the Company, and to make premium payments and incur such other expenses as any officer of the Company shall approve in connection therewith; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.